UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEADOW VALLEY CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
583185103
(CUSIP Number of Class of Securities)
CD Capital Management LLC 2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Attention: John Ziegelman Telephone: (312) 466-3226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400
March 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 583185103	SCHEDULE 13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 257,531 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 257,531 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,531
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% OF COMMON STOCK(1)
14.	TYPE OF REPORTING PERSON
IA, OO
(1)	Based on 4,998,416 shares of Common Stock of the Issuer outstanding as of November 9, 2006 according to the Form 10-Q filed by the Issuer on November 14, 2006.

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CUSIP No. 583185103	SCHEDULE 13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 257,531 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 257,531(see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,531
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% OF COMMON STOCK(1)
14.	TYPE OF REPORTING PERSON
IN
(1)	Based on 4,998,416 shares of Common Stock of the Issuer outstanding as of November 9, 2006 according to the Form 10-Q filed by the Issuer on November 14, 2006.

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SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of Meadow Valley Corporation, a Nevada corporation (the “Issuer”), having its principal executive offices at 4411 South 40th Street, Suite D-11, Phoenix, Arizona 85040.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b) and (c) This Schedule 13D is being filed jointly by CD Capital Management LLC, a Delaware limited liability company (“CD Capital”), and John D. Ziegelman (“Mr. Ziegelman” and, together with CD Capital, the “Reporting Persons”).

The manager and sole member of CD Capital is ZPII, L.P., a Delaware limited partnership (“ZP-II LP”). C3 Management Inc., a Delaware corporation (“C3”), is the general partner of ZP-II LP. Mr. Ziegelman is the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding common stock of C3, and the President of CD Capital. Maria D. Suh (“Ms. Suh”) is the Secretary of C3.

CD Capital is principally engaged in the business of providing investment management services to various investment funds, including CD Investment Partners Ltd. (“CD Investment”), and managed accounts and of acquiring, holding, voting and disposing of various portfolio securities investments. ZP-II LP’s principal business is serving as manager and sole member of CD Capital. C3’s principal business is serving as general partner of ZP-II. Mr. Ziegelman’s principal occupation is serving as Chairman of the Board, President and Treasurer of C3 and as President of CD Capital. In such capacity, Mr. Ziegelman acts as investment manager of the investment funds and managed accounts to which CD Capital provides investment management services. Mr. Ziegelman also serves as Managing Agent and co-general partner of ZP-LP. Ms. Suh’s principal occupation is serving as Secretary of C3.

The business address of each of CD Capital, ZP-II LP, C3, Mr. Ziegelman and Ms. Suh is 2 North Riverside Plaza, Suite 720, Chicago, Illinois 60606.

(d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Any disclosures made in this Schedule 13D with respect to the historical financial results, business or operations of the Issuer which are not expressly attributed herein to the beliefs or opinions of the Reporting Persons, are derived entirely from the Issuer’s registrations, reports, statements and public announcements made by the Issuer under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Nasdaq Marketplace Rules (the “Issuer’s Public Filings”), and the Reporting Persons in quoting from or repeating any information or disclosures made

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or contained in the Issuer’s Public Filings do not assume any responsibility therefor and have not independently verified the accuracy or completeness thereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases of Common Stock were made in open market transactions with investment funds in accounts under management on behalf of CD Investment, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases was approximately $2,959,536, which was expended entirely by CD Investment.

ITEM 4. PURPOSE OF TRANSACTION

CD Capital (for the account of CD Investment) made the investment decision to acquire beneficial ownership of the shares of Common Stock because, in its judgment, the Common Stock is undervalued and represents an attractive investment opportunity. CD Capital has continuously managed shares of Common Stock in the account of CD Investment since February 2006.

The Reporting Persons have delivered two letters to Mr. Brad Larson, the Issuer’s President and Chief Executive Officer, dated August 15, 2006 and October 27, 2006 (the “Letters”). Copies of the Letters are incorporated by reference into this Schedule 13D as Exhibits 99.2 and 99.3, respectively, and are hereby incorporated by reference into this Item 4. On March 6, 2007, at the invitation of the Issuer’s Board of Directors following an offer by the Reporting Persons, Mr. Ziegelman and Ross R. Nelson of CD Capital made a presentation to the Board regarding, among other things, the Reporting Persons’ suggested strategies for consideration by the Board to maximize the value of the Common Stock. A copy of the slideshow presented by the Reporting Persons at that meeting (the “Slideshow”) is attached to this Schedule 13D as Exhibit 99.4, and is hereby incorporated by reference into this Item 4. Except to the extent which may be set forth in the Letters or the Slideshow, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D.

The Reporting Persons intend to monitor and evaluate the Issuer’s business, financial performance and prospects and their investments in the Issuer on an ongoing basis and to continue to communicate their views to the Issuer. Accordingly, the Reporting Persons reserve the right to propose or take any or all of the actions set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

(a) As of March 14, 2007, the Reporting Persons beneficially owned 257,531 shares of Common Stock, representing approximately 5.2% of the shares of Common Stock outstanding, based upon the 4,998,416 shares of Common Stock reported by the Issuer to be outstanding as of November 9, 2006 in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006 filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2006 (the “Outstanding Shares”).

The Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

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Name of Reporting Person	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares
Mr. Ziegelman	257,531	5.2%
CD Capital	257,531	5.2%

CD Capital is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to CD Investment’s portfolio assets, including 257,531 shares of Common Stock, constituting approximately 5.2% of the Outstanding Shares. Accordingly, by virtue of the foregoing relationship between CD Capital and CD Investment, CD Capital will be deemed to beneficially own an aggregate of 257,531 shares of Common Stock, constituting approximately 5.2% of the Outstanding Shares, consisting of the 257,531 shares of Common Stock held in the account of CD Investment.

ZP-II LP, as the manager and sole member of CD Capital, may be deemed to beneficially own the 257,531 shares of Common Stock which CD Capital will be deemed to beneficially own. C3, as the general partner of ZP-II LP, may be deemed to beneficially own the 257,531 shares of Common Stock which ZP-II LP may be deemed to beneficially own. Mr. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, may be deemed to beneficially own the 257,531 shares of Common Stock which C3 may be deemed to beneficially own.

Except as otherwise expressly set forth herein, the filing of this statement by the Reporting Persons shall not be construed as an admission that either of the Reporting Persons, or any other person or entity named in Item 2, is, for purposes of Section 13(d) or 13(g) of the Exchange Act or any other provision of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

(b) CD Capital has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 257,531 shares of Common Stock held in CD Investment’s account. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock in the last 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

Reference is made to Items 2 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the relationships between CD Capital and CD Investment.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2006, between CD Capital and Mr. Ziegelman.
Exhibit 99.2	Letter to Issuer, dated as of August 15, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 27, 2006).
Exhibit 99.3	Letter to Issuer, dated as of October 26, 2006 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 27, 2006).
Exhibit 99.4	Slideshow presentation made by the Reporting Persons to the Issuer’s Board of Directors on March 6, 2007.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 15, 2007

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
By:	/s/ John D. Ziegelman
Name:	John D. Ziegelman
Title:	President
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment:

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(1)
February 12, 2007	5,000	12.4055	62,027.50
February 14, 2007	4,700	12.4651	58,585.97
February 21, 2007	378	12.2555	4,632.58
February 28, 2007	100	11.8555	1,185.55
March 8, 2007	16,205	12.6707	205,328.69
March 12, 2007	2,700	12.6788	34,232.76
March 13, 2007	100	12.3855	1,238.55
March 14, 2007	500	12.5000	6,250.00
(1)	Excludes commissions and other execution-related costs.

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2006, between CD Capital and Mr. Ziegelman.
Exhibit 99.2	Letter to Issuer, dated as of August 15, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 27, 2006).
Exhibit 99.3	Letter to Issuer, dated as of October 26, 2006 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 27, 2006).
Exhibit 99.4	Slideshow presentation made by the Reporting Persons to the Issuer’s Board of Directors on March 6, 2007.